Form ID-NEWCIK Filer Information		OMB APPROVAL
Form ID-NEWCIK	**UNITED STATES** **SECURITIES AND EXCHANGE COMMISSION** **Washington, D.C. 20549** **FORM ID** **UNIFORM APPLICATION FOR ACCESS CODES TO FILE ON EDGAR**	OMB Number: 3235-0328
		Expires: May 31, 2022
		Estimated average burden hours per response: 0.15

Form ID: Application for EDGAR Access

Applicant Type	Filer
Indicate whether the applicant is a company or individual	⦿ Company ○ Individual
Access codes will be used to submit draft registration or draft offering statement.	☐

Note: The Name of Applicant must be in English!
Please enter the name of applicant as specified in its charter.
Also, the value that you enter below may be conformed to meet EDGAR standards. Click here for details.

Name of Applicant :	Sutter Capital Partners, LLC
Mailing Street 1	6 Venture
Mailing Street 2	Suite 395
Mailing City	Irvine
Mailing State/Country	CA
Mailing Zip/Postal Code	92168
Phone	949-295-1580

Note: If the potential filer does not have a TIN, enter "00-0000000" below.

Tax Identification Number (TIN)(DD-DDDDDDD)	82-1169656

Form ID: Filer Information

Refer to Volume I, Chapter 3.2 of the EDGAR Filer Manual for instructions on how to complete this section.

"Doing Business As" Name :	

Note: The Foreign Name is intended to be the name of your company in any language other than English.

Foreign Name :	
Business address same as mailing address. Business address is required if not the same.	☑
Business Street 1	
Business Street 2	
Business City	
Business State/Country	
Business Zip/Postal Code	
State of Incorporation	DE
Fiscal Year End (MM/DD)	12/31

Form ID: Contact Information

Contact for EDGAR Information, Inquiries, and Access Codes

Refer to Volume I, Chapter 3.2 of the EDGAR Filer Manual for instructions on how to complete this section.

Contact Name	Lisa Roth
Contact address same as Registrant General Information address. Contact address is required if not the same.	☐
Contact Street 1	630 First Avenue
Contact Street 2	
Contact City	San Diego
Contact State/Country	CA
Contact Zip/Postal Code	92101
Contact Phone	6198469499

Note: The E-mail address below is where your new CIK will be sent after form submission and review. It is very important that you enter it correctly. To help ensure accuracy, you must enter it twice.

E-mail Address	lroth@monahan-roth.com
Re-enter E-mail Address	lroth@monahan-roth.com

Contact for SEC Account Information and Billing Invoices

Refer to Volume I, Chapter 3.2 of the EDGAR Filer Manual for instructions on how to complete this section.

Contact Name	Keith Moore
Contact address same as Registrant General Information address. Contact address is required if not the same.	☑
Contact Street 1	
Contact Street 2	
Contact City	
Contact State/Country	
Contact Zip/Postal Code	
Contact Phone	949-295-1580

Form ID: Signature

Note: Only a duly authorized person - such as a partner, president, treasurer, corporate secretary, officer, or director - may sign this application on behalf of the applicant.

Refer to Volume I, Chapter 3.2 of the EDGAR Filer Manual for instructions on how to complete this section. If applicant is an individual, the applicant must sign the Form.

Signature	Keith Moore
Date (MM/DD/YYYY)	06/22/2021
Title/Position	CEO

Form ID: Notarized Authentication

Signature of Authorized Person	
Printed Name of Signature	

Title of Person Signing

Notary Signature & Seal to be Placed
Here







ACKNOWLEDGMENT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Orangе)

On June 22, 2021 before me, John Hong, Notary Public
(insert name and title of the officer)

personally appeared Keith Moore,
who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

John Junghoon Hong
COMM # 2275001
NOTARY PUBLIC—CALIFORNIA
Los Angeles COUNTY
MY COMM. EXPIRES 01/12/2023

Signature ______________ **(Seal)**